N.1 CONSENT OF PANNELL KERR FORSTER OF TEXAS, P.C.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the captions “Selected Financial Data and “Independent Registered Public Accounting Firm” and to the use of our report dated September 3, 2014, with respect to the statements of assets and liabilities of Champion Investments, Inc., including the schedule of investments as of December 31, 2013 and 2012, and the related statements of operations, changes in net assets and cash flows for the years then ended in this Registration Statement on Form N-2 and related Prospectus of Champion Investments Inc..

/s/ Pannell Kerr Forster of Texas, PC

Houston, Texas
December 29, 2014

1

Champion Investments, Inc.

Statements of Assets and Liabilities

(Unaudited)

	Period Ended September 30
	2014	2013

ASSETS

Cash and cash equivalents	$102,647	$55
Investments, at fair value
Non-controlled/non-affiliate company investments	465,500	457,500
Total investments, at fair value	465,500	457,500
TOTAL ASSETS	568,147	457,555

LIABILITIES
Debt	0	26,857
Accounts payable and accrued expenses	0	0
TOTAL LIABILITIES	$0	$26,857

NET ASSETS

Preferred stock, par value $0.001 per share, 80,000,000 shares authorized, zero shares issued and outstanding as of
September 30, 2014 and September 30, 2013	$0	$0

Common stock, par value $0.001 per share, 700 million shares authorized, 75,102,167 and 72,393,367 shares issued and
outstanding as of September 30, 2014 and
September 30, 2013, respectively	9,753,208	9,482,328

Retained Deficit	(9,185,061)	(9,051,630)

TOTAL NET ASSETS	$568,147	$430,698

Number of common shares outstanding	75,102,167	72,081,167
Net asset value per common share	$0.01	$0.01

See Notes to Financial Statements.

2

Champion Investments, Inc.

Statements of Operations

(Unaudited)

	Three Quarters Ended September 30

	2014	2013

INVESTMENT INCOME

From non-controlled non-affiliated investments
Interest	$0	$0
Other Income	0	0

Total Income	0	0

EXPENSES

Consulting Fees	0	390,000
Legal Services	6,000	25,000
Professional Fees	107,250	4,360
Administrative Services Expense	7,580	1,700
Other General and Administrative Expenses	10,393	4,618
Total Expenses	131,223	425,678

NET LOSS	$(131,223)	$(425,678)

REALIZED AND UNREALIZED LOSS ON
INVESTMENTS AND CASH EQUIVALENTS

Net realized gain/(loss)
Net realized gain/ (loss)	0	0

Net change in unrealized depreciation/appreciation
Net change in unrealized depreciation/appreciation	0	0

Net realized gain/ (loss) from investments & cash equivalents	0	0

NET DECREASE IN NET ASSETS
RESULTING FROM OPERATIONS	$(131,223)	$(425,678)

LOSS PER SHARE- BASIC & DILUTED	$(0.00)	$(0.01)

See Notes to Financial Statements.

3

Champion Investments, Inc.

Statements of Changes in Net Assets

(Unaudited)

	Three quarters ended September 30

	2014	2013

Increase (decrease) in net assets from operations:
Net Loss	$(131,223)	$(425,678)
Net Change in Unrealized Depreciation/Appreciation	0	0
Net Increase (Decrease) in Net Assets Resulting from Operations	$(131,223)	$(425,678)

Dividends and Distributions to Stockholders	0	0

Capital Share Transactions:
Net Proceeds from Shares Sold	$50,000	$0
Shares Issued for Investments	0	457,500
Shares Issued for Services and Settlement of Liabilities	20,880	421,060
Net Increase in Net Assets from Capital Share Transactions	$70,880	$878,560

Total Decrease (Increase) in Net Assets	$628,490	($22,184)
Net Assets at Beginning of Period	(63,223)	452,882
Net Assets at End of Period	$565,267	$430,698

Capital Share Activity
Shares Sold	500,000	0
Shares cancelled, issued incorrectly	(175,000)	0
Shares Issued for Investments	0	4,575,000
Shares Issued for Services and Settlement of Liabilities	696,000	4,210,600
Net Increase from Capital Share Activity	1,021,000	8,785,600

See Notes to Financial Statements.

4

Champion Investments, Inc.

Statements of Cash Flows

(Unaudited)

	Three quarters ended December 31

	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(131,223)	$(425,678)

Investment in Note Receivable	(8,000)

Shares issued for services and settlement of liabilities	20,880	421,060

Net cash used in operating activities	(118,343)	(4,618)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from debt	(29,157)	4,550
Net proceeds from issuance of common stock	50,000	0
Net cash provided by financing activities	20,843	4,550
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(97,500)	(68)
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	200,147	123

CASH & CASH EQUIVALENTS, END OF PERIOD	$102,647	$55

** Non-cash investing activities in 2013 consisted of 4,575,000 shares of common stock issued in exchange for the Company's new investments in two companies in the amount of $457,500

See Notes to Financial Statements.

5

Champion Investments, Inc.

Schedule of Investments

(Unaudited)

INVESTMENTS IN NON-CONTROLLED,	INDUSTRY	COST	FAIR
NON-AFFILIATED INVESTMENTS			VALUE

COMMON EQUITY/INTERESTS

Active Faith, Inc.*	Retail	$307,500	$307,500
61,500 common stock shares @ $5.00 per share

Thru Pharma LLC, Member Units**	Pharma	150,000	150,000
3 member units @ $50,000 per unit

TOTAL COMMON EQUITY/INTERESTS		$457,500	$457,500

* Purchased through issuance of Company stock in the amount of 3,075,000 shares
* * Purchased through issuance of Company stock in the amount of 1,500,000 shares

CONVERTIBLE DEBT INVESTMENT	COST	FAIR
		VALUE

Convertible Promissory Note with interest @10% p.a.
Signed by Bill Madson. Matures March 12, 2015.
Secured by Membership Unit Certificate # 11-152 for
1 (one) unit of Thru Pharma LLC in name of Bill Madson.	$8,000	$8,000

TOTAL CONVERTIBLE DEBT INTERESTS	$8,000	$8,000

See Notes to Financial Statements.

6

Champion Investments, Inc.

Notes to Financial Statements

(Unaudited)

Note 1. Organization

Champion Investments, Inc. is an internally managed management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, or the 1940 Act.

The Company intends to make investments in US-based early stage, emerging and small to middle-market enterprises in the technology, medical, life sciences and consumer sectors with revenues or valuations of less than $25 million.

The Company’s investment objective is to generate current income and capital appreciation by investing primarily in talented and proven entrepreneurial managers and firms who are in need of additional financial resources, minority-ownership capital or management expertise to assist them in the continued expansion and successful growth of their businesses.

The investment strategies of Champion Investments, Inc. will focus on the best opportunities for its shareholders in four investment core categories: Micro-Investments, Recapitalizations, Special Growth and Acquisitions. By employing these multiple investment strategies, the Company’s model is intended to increase its flexibility to capitalize on opportunistic investments and exits, while mitigating relative risk. The management team of the Company believes these high-impact, relatively lower investment categories are currently underserved by traditional sources of individual and institutional investors.

The Company seeks to create a diverse portfolio that includes secured convertible loans, options, warrants or minority equity securities by primarily investing approximately $100,000 to $500,000 of capital, on average, and Company stock in the securities of early stage and emerging companies. The Company may also selectively invest more than these amounts in some of the Company’s future portfolio companies and generally expect that the size of the Company’s individual investments will vary proportionately with the size of the Company’s capital base.

To execute these diversified strategies, the Company has assembled a management team comprised of expertise in early-stage investment funding in medical, technology and retail product organizations and emerging small business marketing and management organizations.

As of September 30, 2014, the Company’s portfolio at fair value was comprised of equity investments purchased with common stock of the Company valued at $.10 per share. Investments were made in a medical products firm, Thru Pharma, LLC. dba pharmaCline, a life science company specializing in pathogen genomics, bioinformatics and therapeutics and Active Faith, Inc., a consumer sports apparel firm.

As of September 30, 2014, the Company had equity investments in these two portfolio enterprises, respectively with an estimated fair market value of $457,500 and a Convertible Debt investment in a Promissory Note with a principal amount of $8,000 that matures March 12, 2015, secured by 1 (one) unit of Thru Pharma LLC membership interest. This investment has an estimated market value of $8,000.

Note 2. Significant Accounting Policies and Recent Accounting Updates

Basis of presentation

The accompanying financial statements of the Company and related financial information have been prepared in accordance with U.S. generally accepted accounting principles (‘‘GAAP’’) and pursuant to the requirements for reporting on Form 10-Q. In the opinion of management, the consolidated financial statements reflect all adjustments and reclassifications consisting solely of normal accruals that are necessary for the fair presentation of financial results as of and for the periods presented.

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Fair value of financial instruments

The Company applies fair value to all of its financial instruments. Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity specific measure. Therefore, when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that management believes market participants would use in pricing the financial instrument at the measurement date. The availability of observable inputs can vary depending on the financial instrument and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new, whether the product is traded on an active exchange or in the secondary market and the current market conditions. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The levels of fair value inputs used to measure our investments are characterized in accordance with the fair value hierarchy established by ASC 820. Where inputs for an asset fall in more than one level in the fair value hierarchy, the investment is classified in its entirety based on the lowest level input that is significant to that investment’s fair value measurement. The Company uses judgment and considers factors specific to the investment in determining the significance of an input to a fair value measurement. Our policy is to recognize transfers in and out of levels as of the beginning of each reporting period. The three levels of the fair value hierarchy and investments that fall into each of the levels are described below:

Level 1: Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets.

Level 2: Level 2 inputs are inputs, other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.

Level 3: Level 3 inputs are unobservable and cannot be corroborated by observable market data.

The following fair value hierarchy tables sets forth our assets that are measured at fair value on a recurring basis by level as of as of September 30, 2014.

The Company values its current investments in non-publically traded companies based on its knowledge of recent sales in private placement transactions adjusted for factors management feels is appropriate.

Any changes to the valuation methodology are reviewed by management and the Company’s Board of

Directors (the ‘‘Board’’) to confirm that the changes are appropriate. As markets change, new products develop and the pricing for products becomes more or less transparent, the Company will continue to refine its valuation methodologies.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

The Company will generally not consolidate its investment in a company other than an investment company subsidiary or a controlled operating company whose business consists of providing services to the Company.

Cash and cash equivalents

Cash and cash equivalents are highly liquid investments with an original maturity of three months or less at the date of acquisition. The Company deposits its cash in financial institutions and, at times, such balances could be in excess of the Federal Deposit Insurance Corporation insurance limits.

8

Revenue recognition

Investments and related investment income

Interest income is accrued by the Company based upon the outstanding principal amount and contractual interest terms of its investments. In addition, the Company may generate revenue in the form of commitment, origination, amendment, structuring or due diligence fees, fees for providing managerial assistance and consulting fees. Original issue discounts and market discounts or premium are capitalized, and the Company accretes or amortizes such amounts over the life of the loan as interest income. All other income is recorded into income when earned.

For the three quarters ended September 30, 2014 and 2013, the Company had no interest income.

Investment transactions are accounted for on a trade-date basis. Realized gains or losses on investments are measured by the difference between the net proceeds from the disposition and the cost basis of investment, without regard to unrealized gains or losses previously recognized. The Company reports current period changes in fair value of investments that are measured at fair value as a component of the net change in unrealized appreciation (depreciation) on investments in the statements of operations.

Dividends and distributions

Dividends and distributions to common stockholders are recorded on the record date. The amount to be paid out as a dividend or distribution is determined by the Board of Directors and is based upon the earnings estimated by management.

For the three quarters ended September 30, 2014 and 2013, the Company did not pay any dividends or distributions to the common stockholders.

Deferred financing costs

Deferred financing costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings. These amounts are amortized and included in interest expense in the consolidated statements of operations over the estimated average life of the borrowings.

As of September 30, 2014 and 2013, the Company had no deferred financing costs, respectively.

Amortization expense

For the three quarters ended September 30, 2014 and 2013 the Company had no amortization costs, respectively.

Deferred offering costs

Deferred offering costs consist of fees paid in relation to legal, accounting, regulatory and printing work completed in preparation of equity offerings. Deferred offering costs are charged against the proceeds from equity offerings when received. As of September 30, 2014 and 2013, the Company had no deferred offering costs, respectively.

Stock-based compensation

The Company accounts for stock-based awards to employees using the fair value based method to determine compensation for all arrangements where shares of stock or equity instruments are issued for compensation.

In addition, the Company accounts for stock-based compensation to nonemployees in accordance with the accounting guidance for equity instruments that are issued to others than employees.

For the three quarters ended September 30, 2014 and 2013, the Company did not issue any stock options in lieu of cash as employee compensation.

9

For the three quarters ended September 30, 2014 and 2013, the Company issued stock in lieu of cash as settlements of liabilities, services provided and other matters to nonemployees at the price of $.03 per share, which was the average prevailing price of the stock listed on the OTC Pink Market exchange from 2010-2014.

In the future, the Company intends to use a similar option pricing model to the Black-Scholes option-pricing model to determine the fair value of each option grant as of the date of grant for expense incurred. The Black-Scholes model requires inputs for risk-free interest rate, dividend yield, expected stock price volatility and expected life of the options.  Expected stock price volatility is based on historical volatility of the Company’s stock and the stock of the Company’s peer companies.  The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The expected life for options granted represents the period of time that options granted are expected to be outstanding and is derived from the contractual terms of the options granted.

Income taxes

Income taxes are accounted for using the asset and liability approach in accordance with FASB Topic 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities reflect the impact of temporary differences between the carrying amount of assets and liabilities and their tax basis and are stated at tax rates expected to be in effect when taxes are actually paid or recovered. Deferred tax assets are also recorded for net operating losses, capital losses and any tax credit carryforwards. A valuation allowance is provided against a deferred tax asset when it is more likely than not that some or all of the deferred tax assets will not be realized. All available evidence, both positive and negative, is considered to determine whether a valuation allowance for deferred tax assets is needed. Items considered in determining our valuation allowance include expectations of future earnings of the appropriate tax character, recent historical financial results, tax planning strategies, the length of statutory carryforward periods and the expected timing of the reversal of temporary differences. Under ASC 740, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence, such as cumulative losses in recent years.

The Company recognizes tax benefits of uncertain tax positions only when the position is more likely than not to be sustained assuming examination by tax authorities. We record income tax related interest and penalties, if applicable, within current income tax expense.

Recent accounting pronouncements

In June 2013, the Financial Accounting Standards Board (‘‘FASB’’) issued Accounting Standards Update (‘‘ASU’’) 2013-08, Financial Services — Investment Companies (Topic 946): Amendments to the Scope, Measurement and Disclosure Requirements (‘‘ASU 2013-08’’), containing new guidance on assessing whether an entity is an investment company, requiring non-controlling ownership interest in investment companies to be measured at fair value and requiring certain additional disclosures. This guidance is effective for annual and interim periods beginning on or after December 15, 2013. The Company does not expect ASU 2013-08 to have a material impact on the Company’s consolidated financial position or disclosures.

Note 3. Related Party Transactions

On March 11, 2009, the predecessor corporation to Champion Investments, ECO Green Team, Inc., entered into a settlement agreement with AmeriFinancial regarding outstanding compensation due to AmeriFinancial from the periods of 2005 through 2008. Under this agreement, AmeriFinancial assumed the majority control of ECO Green Team, Inc. and received 34,000,000 shares of common stock of ECO Green Team, Inc.

From May 15, 2009 through May 14, 2014, the Company entered into annual contracts with KGP Consulting, LLC for various investor relations and other services. KGP Consulting, LLC is owned by Kerri Parsons, who is also the Vice President of Investor Relations for the Company. On July 10, 2012, the Company issued 68,000 common stock shares to Kerri Parsons and 17,000 common stock shares on September 13, 2013 to Kerri Parsons for work performed by KGP Consulting, LLC from the periods of May 15, 2009 through May 14, 2013.

10

On May 15th, 2009, the Company entered into an agreement with AmeriFinancial, a Houston, Texas based advisory firm, for the purposes of renegotiating the capital structure of the Company, restructuring the outstanding liabilities, liens and judgments against the Company, obtaining initial or additional financing for the Company or obtaining a purchase or sale of the Company’s assets. The Managing Director of AmeriFinancial is Steven Morgan. Mr. Morgan also holds the positions of Chairman and Chief Executive Officer of the Company.

The contract between AmeriFinancial and the Company called for payment of $150,000 in cash to AmeriFinancial as well as fees of 5% of total savings achieved in the total overall reduction of the liabilities of the Company. In lieu of cash fees, the contract called for AmeriFinancial to be paid in common stock of the Company. The number of shares due AmeriFinancial was calculated by taking the total savings achieved by the Company multiplied by 5% and then using a price of $.10 per share to determine the number of shares of common stock to be paid.

Based on the above referenced calculation, AmeriFinancial was issued 3,900,000 shares of common stock in May 2013 for work performed for the period March 2009 thru April 2013. Components of the calculation included elimination of predecessor issued preferred stock, elimination of predecessor issued stock options, negotiated settlements regarding liens, law suits, past due payables, loans and professional fees. No cash payments were made by the Company to AmeriFinancial or its’ officers, directors or employees. A summary of these components is as follows:

17.	The return and redemption of all outstanding preferred and common stock issued to 10 shareholders prior to April 30, 2009.

18.	Elimination of 50,000,000 shares of preferred stock and approximately 490,000 shares of common stock.

19.	Elimination of 1,840,000,000 stock options.

20.	Settlement of $6,020,962 in outstanding liens, lawsuits and payables.

21.	Issuance of 60,109,618 shares of stock in lieu of cash as settlements.

22.	SEC Investigation submissions and settlement.

23.	Review and analysis of all bank statements and individual checks for Years 2005-2013.

24.	Preparation of Financial Statements for years 2005-2013.

25.	Various submissions to FINRA regarding name change and stock symbol change.

26.	Preparation and filing of all Federal and State Tax Returns for years 2005-2012.

27.	Submission to State of Nevada regarding Name Change.

28.	Negotiation of cash settlement to stock transfer agent.

29.	Write-off of abandoned equipment, stock investments and web site.

30.	Various submissions of required State of Nevada Forms and Fees for years 2009-2013.

31.	Submission of all State of Texas Franchise Taxes for years 2005-2012.

32.	Design, installation and maintenance of new Company web site beginning in 2009 and certain revisions from 2009-2013.

11

In 2013, the Company purchased common stock and membership interests in two corporations with a combined market value of $457,500 from AmeriFinancial and Kerri Parsons. These corporations are Active Faith, Inc. and Thru Pharma, LLC. Steven Morgan and Kerri Parsons hold officer positions in both AmeriFinancial and Champion Investments. The purchase price of the common stock and membership interest was paid in common stock shares of the Company in lieu of cash.

Related Party Loan Transactions.

During the period May 2009 through December 31, 2012, the Company was funded on a periodic and as needed basis by AmeriFinancial. The total amount of funding by AmeriFinancial to Champion Investments, Inc, through December 31, 2013 has been $29,157. This loan had interest payments in 2014 calculated at a 5% interest rate and was paid in full on its maturity date of May 30, 2014.

There have been no salaries, wages, and shares of stock or fees paid by Champion Investments, Inc. to Steven Morgan as Managing Director of AmeriFinancial or as Chairman and Chief Executive Officer of Champion Investments, Inc. from May 2009 through September 30, 2014.

Note 4. Earnings (Loss) Per Share

	3 Quarters Ended September 30

	2014	2013

Loss Per Share Basic and Diluted	$(131,223)	$(425,678)

Denominator for basic and diluted weighted average shares:	74,172,167	67,794,300
Basic and diluted earnings (loss) per share	$(0.00)	$(0.01)

In accordance with the provisions of FASB ASC Topic 260, Earnings per Share, basic earnings per share (“EPS”) is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating EPS on a diluted basis. In computing diluted EPS, only potential common shares that are dilutive, those that reduce earnings per share or increase loss per share, are included. The effect of stock options, unvested employee stock awards and contingently issuable shares are not included if the result would be anti-dilutive.

12

Note 5. Investments

The following fair value hierarchy set for the Company’s assets that are measured at fair value on a recurring basis by level as of September 30, 2014 and 2013.

Period Ended September 30, 2014

	Level 1	Level 2	Level 3	Total

Convertible Debt	$0	$0	$8,000	$8,000
Preferred Equity	0	0	0	0
Common Equity	0	0	457,500	457,500
Structured Products	0	0	0	0
Total	$0	$0	$465,500	$465,500

Period Ended September 30, 2013

	Level 1	Level 2	Level 3	Total

Convertible Debt	$0	$0	$0	$0
Preferred Equity	0	0	0	0
Common Equity	0	0	457,500	457,500
Structured Products	0	0	0	0
Total	$0	$0	$457,500	$457,500

The following table shows the components of change in the Company’s investments categorized as Level 3, for the period ended September 30, 2014.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) **
	Common/Equity Interests	Convertible debt

Beginning Balance December 31, 2013	$457,500	$0

Total Realized Gains (Losses)	0	0
included in Earnings

Total Change in Unrealized Depreciation	0	0
or Appreciation included in Earnings

Net Amortization on Investments	0	0

Purchases	0	8,000

Sales	0	0

Ending Balance December 31, 2014	$457,500	$8,000

** Pursuant to fair value measurement and disclosure guidance, the Company currently categorizes investment by class as shown above.

13

The following table summarizes the significant non-observable inputs in the fair value measurements of our Level 3 investments by category of investment and valuation technique as of December 31, 2013

				Range
($)	Fair value	Valuation technique	Unobservable inputs	Minimum	Maximum

Secured and subordinated debt	$8,000	Yield analysis	Market interest rate	2.5%	10.5%
			Discount for lack of
			marketability	2.5%	12.0%

Common stock/units	$457,500	Pending transaction	Discount	0.0%	100.0%

Total	$465,500

Note 6. Borrowings

In accordance with the 1940 Act, with certain limited exceptions, the Company is only allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 200% after such borrowing.

As of September 30, 2014, the Company’s asset coverage for borrowed amounts far exceeded the 200% threshold.

Note 7. Federal Income Tax Matters

For the years ended September 30, 2014 and 2013, respectively, the Company had a net loss of $131,223 and $425,678 as a direct result and final completion of its restructuring commencing in 2009. As a result, no Federal or Texas State Franchise taxes were due and payable. Accordingly, no provision for federal income tax was made in the financial statements for periods ending September 30, 2014 and 2013 respectively.

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future results of operations and tax planning strategies in making this assessment. Based upon the level of historical tax income, significant book losses during the current and prior periods and projections for future results of operations over the periods in which the deferred tax assets are deductible, among other factors, management concluded that, at this time, that the Company did not meet the “more likely than not” requirement in ASC 740 in order to recognize deferred tax assets and a valuation allowance has been recorded for the full amount of our net deferred tax assets at September 30, 2014 and 2013.

During the periods of 2014 and thereafter, the Company will continue to assess the realizability of our deferred tax assets based on consideration of actual and projected operating results and tax planning strategies. Should actual operations improve, the amount of the deferred tax asset considered more likely than not to be realizable could be increased.

14

Income tax expense was different from the amounts computed by applying U.S. Federal income tax of 35% to pretax income as a result of the following:

	Three Quarters Ended September 30

	2014	2013

Federal statutory rate	35.0%	35.0%
Less valuation allowance	-35.0%	-35.0%
Effective income tax rate	0%	0%

Deferred tax assets are comprised of the following at September 30, 2014:

	Three Quarters Ended September 30

	2014	2013
Deferred Tax Assets
Net operating loss carryforwards	$3,112,192	$2,962,342
Less: valuation allowances	(3,112,192)	(2,962,342)
Net deferred tax assets	$0	$0

The Company has net operating loss carryovers as of September 30, 2014 in the amount of $9,023,200 for Federal income tax purposes. If not utilized, the tax net operating loss carryforwards will expire during 2025 through 2033.

Due to this tax loss carry forward, the Company has not elected to be treated as a RIC under Subchapter M of the Code regarding its status as a business development company, and as a result will not be obligated to distribute substantially all of its respective net taxable income to its shareholders.

Note 8. Commitments and Contingencies

Commitments

The Company had no outstanding commitments to fund investments as of September 30, 2014 and 2013, respectively.

Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide general indemnifications. The Company’s maximum exposure under these arrangements is unknown, as these involve future claims that may be made against the Company but that have not occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Off-balance sheet risk

Off-balance sheet risk refers to an unrecorded potential liability that may result in a future obligation or loss, even though it does not appear on the statements of financial condition.

The Company had no outstanding unrecorded potential liability that may result in a future obligation or loss, as of September 30, 2014 and 2013, respectively.

15

Legal proceedings

In the normal course of business, the Company may be subject to legal and regulatory proceedings that are generally incidental to its ongoing operations. While there can be no assurance of the ultimate disposition of any such proceedings, the Company does not believe any disposition will have a material adverse effect on the Company’s consolidated financial statements.

As of September 30, 2014 the Company was not subject to any legal proceedings or claims.

Note 9. Equity

Common stock

During the period ended September 30, 2014, the Company sold in a private placement 500,000 shares for cash proceeds totaling $50,000, and issued an additional 698,000 shares for services. During the year ended December 31, 2013, the Company sold in a private placement 2,000,000 shares for cash proceeds totaling $200,000 and issued 4,750,000, shares in exchange for its investments. During the years ended December 31, 2013 and 2012, the Company issued an additional 4,210,600 and 62,683,664 shares, respectively for services and settlement of liabilities.

Stock Options

On April 30, 2009, the current management of the Company granted stock options to two individuals for the purchase of 500,000 shares each of the Company’s common stock at the option price of $.10 per share, which was the current price of the stock at the time of issuance of these options. These options were granted for settlement of an outstanding invoice for consulting fees in the amount of $100,000 from the year 2011. As of January 1, 2014, these options were fully vested and expired as they had not been exercised by their expiration date on April 30th, 2014.

Note 10. Subsequent Events

There are no subsequent events to report after quarter end to the date of filing this report.

16

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The following is a listing of the Officers and Directors and outside providers for the Company

Executive Name	Age	Position
Steven C. Morgan	66	Chairman, Chief Executive Officer
Desmonde C.A. Cowdery	60	Chief Financial Officer & Chief Compliance Officer
Kerri G. Parsons, PhD	53	Vice President, Investor Relations
Robert F. Hill	66	Independent Board Director
Marion P. Wright	62	Independent Board Director

Chairman and Chief Executive Officer, Steven C. Morgan

Mr. Steven C. Morgan has been the Chairman and Chief Executive Officer of the Company since April 2009. Mr. Morgan has occupied these positions upon the installation of new management in 2009. During this period, Mr. Morgan has been directly involved in the total restructuring of the Company to include its current business model, capital structure and financial condition.

During his career, as principal, investor or agent, Mr. Morgan has been responsible for the development, operations or financing of more than 60 different companies in the technology, medical, manufacturing, energy, food, retail, hospitality, construction and real estate industries.

From 1995 to the present, Mr. Morgan has also been the Founder and Managing Director of AmeriFinancial, LLC, an organization that specializes in providing emerging organizations advisory services with regard to business model development, financial modeling, executive recruiting and capital raising efforts. Prior to founding AmeriFinancial, from 1978-1993, Mr. Morgan was the Founder, Chairman and Chief Executive Officer of Hospitality Investments, Inc., an operating hospitality and real estate organization with approximately 350 employees.

Prior to this, Mr. Morgan was selected as the youngest Vice President in the history of Servico, a publicly held entity specializing in acquiring, developing and operating hotels across the United States. In this capacity, Mr. Morgan was responsible for all union and non-union hotel operations in the Northeast section of the United States with locations in New York City, Connecticut and Pennsylvania. He was also held accountable for the direct oversight of the Company’s premiere flagship hotel and brand.

Mr. Morgan received his business degree from Washington University in Saint Louis, Missouri and his MBA degree from the University of Cincinnati.

Chief Financial Officer/Chief Compliance Officer, Desmonde Cowdery

Mr. Cowdery has over 30 years of financial management experience in both public and private companies including financial management of private equity backed businesses, entrepreneurial and emerging growth companies and international multi-location public companies.

From 2006 to 2012, Mr. Cowdery was the Chief Financial Officer for Wilson-Mohr Inc., a multi-location value-added distributor of industrial control and automation equipment. Under his financial leadership, the firm’s annual sales expanded from $15 million to over $60 million.

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From 2001 to 2006 and 2012 to 2014, Mr. Cowdery, was Founder and President of DNR Associates, a strategic CFO consultancy that specialized in assisting enterprises in their transitional change periods, which included high growth situations, mergers, acquisitions and turnaround situations.

Previous to this, from 1988 to 2001, Mr. Cowdery held CFO positions for a regional homebuilder, international oilfield drilling services organization an early-stage entity that was developing innovative microscopic identification, security and marking products for liquid processing industries and a subsidiary of a London-based FTSE-100 public corporation.

Mr. Cowdery is a member of the Institute of Chartered Accountants in England & Wales (ACA) and received his MBA degree from the University of Houston,

Vice President, Investor Relations, Kerri Parsons, PhD

Dr. Kerri Parsons is the Vice President, Investor Relations of the Company.

Dr. Parsons is a highly accomplished executive with more than a decade of demonstrated senior management experience in diverse sectors including venture capital, consulting, non-profit organizations, gerontology, developmental neuropsychology and academia. With the establishment of Champion Investments, Inc. in 2009, Dr. Parsons has served as an integral part of the Company’s core development, unique business model and investor relations programs

Since 2007, Dr. Parsons has been the Vice President of AmeriFinancial, LLC, a private investment and venture capital advisory firm with offices in Houston and Fort Worth, Texas. Her responsibilities include working with start-up or early-stage entrepreneurs to fully develop and accurately document their plans, business models and operating strategies, as well as their fundraising activities. Dr. Parsons has played a key role in the development and growth of the life sciences division of the Company.

As a Company executive team member, Dr. Parsons is responsible for the creation, implementation and management for all of the Company's investor relations, including communications media, advertising, internal publications and public relation functions. She will also be held accountable for information given to the financial community.

Non-Executive Officer Management

Independent Board Director, Marion Wright

Mr. Wright brings over 40 years of experience with both major and independent oil companies in a career that covered much of the world including onshore and offshore assignments on six continents.

Mr. Wright began his career with Shell Oil Company where he advanced through various domestic and international technical and management assignments with increasing responsibility. He later worked for Pennzoil where he was Director of International Engineering & Operations followed by Devon Energy, ExxonMobil CIS and Chevron North America.

Currently, Mr. Wright serves as a Senior Executive for Texas Petroleum Investment Company based in Houston, Texas. He manages Eastern Division development and exploration, all corporate reserve reporting, business analysis and budgeting and advises on acquisitions and divestitures for the firm

Mr. Wright sits as an Independent Director on the Company’s Board of Directors and contributes to the Compensation and Investment Committees of the Company.

Non-Executive Key Management

Independent Board Director, Robert F. Hill

Mr. Hill has over 30 years of financial and operational experience in the construction, agricultural and food related industries. Mr. Hill oversees all accounting and administration for Champion.

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In 1998, Mr. Hill founded Integrated Solutions, a business consultancy that specializes in financial management, tactical planning and core growth strategies for numerous clients in the construction, agriculture, food processing and financial service industries. Since its inception, Mr. Hill has been directly involved in providing financial assistance to over 20 early stage, emerging or small business enterprises.

Prior to the establishment of his consultancy business, Mr. Hill was a senior accountant for Ernst & Young, where he was responsible for the management of the accounting in the agricultural industry.

Other Matters

Outside providers

The following is a list of the outside providers for the Company as of September 30, 2014.

General Counsel

Jerry Walker, Jr., 5850 San Felipe, Houston, TX 77057

Telephone: 713.706.6101, email address: jvwalkerjr@gmail.com Tel: (832)617-5683

SEC Counsel

Daniel Kirshbaum

4900 Woodway, Suite 600, Houston, Texas 77056

Telephone: 832.617.5683, email address: drkirshbaum@aol.com

Auditors

Pannell Kerr Forster of Texas, Marty J. Lindle, CPA, 5847 San Felipe, Suite 2400 Houston, Texas 77057 Telephone: 713.860.1400, e-mail address: mlindle@pkftexas.com

Stock Transfer Agent

Salli Marinov, First American Stock Transfer, Inc., 4747 North 7th Street, Phoenix, Arizona 85014

Telephone: 713.622.2310, email address: smarinov@fast.com

Item 11. Executive Compensation

Employment agreements and letters of intent

As of September 30, 2014, the Company had certain compensation agreements with each Corporate Officer. These agreements include shares of common stock that may be issued in addition to salaries as incentives to the Officers of the Company. These common stock shares are granted in connection with certain officers’ initial engagement agreements, which could result in up to four million shares of common stock being granted in the future among these individuals, if certain milestones are met and achieved by the Company.

During the three quarters ending September 30, 2013, there were no salaries or wages paid to any officer of the Company.

During the three quarters ending September 30, 2014, there were no salaries or wages paid to any officer of the Company.

Board of Director Compensation

Since his election in April, 2009 and through September 30, 2014, Mr. Morgan has not received any compensation for serving as the Chairman of the Board of the Company.

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Since his election on December 30, 2013, Mr. Wright has not received any compensation for serving as an Independent Board Director.

Since his election on June 14, 2014, Mr. Hill has not received any compensation for serving as an Independent Board Director.

Item 12. Security Ownership of Beneficial Owners and Management and Related Stockholder Matters

There were 75,102,167 shares issued and outstanding with current shareholders listed below as of September 30, 2014.

	Relationship to Company	Shares Owned	% Owned
AmeriFinancial	See Footnote 1	42,225,000	56.2%
Ronald Parsons	None	10,000,000	13.3%
AG IRG Garland Holdings L.P.	None	3,474,618	4.6%
Joseph & Judith Simpson	None	3,146,000	4.2%
Marion Wright	See Footnote 4	2,500,000	3.3%
Kathleen Cullen	None	1,524,000	2.0%
Jerry Walker (2)	See Footnote 2	1,512,500	2.0%
Cynthia Walker (3)	See Footnote 3	1,512,500	2.0%
Jerre Maxwell	None	1,250,000	1.7%
Bridget Heinrich	None	1,240,000	1.7%
Timothy Karney	None	1,199,000	1.6%
All Others	None	5,518,549	7.3%
	Total	75,102,167	100.0%

(1)	AmeriFinancial, LLC is owned by family shareholders of Steven C. Morgan, the Chairman and Chief Executive Officer of the Company.
(2)	Jerry Walker, Jr. is a legal Advisor for the Company.
(3)	Cynthia Walker is a family shareholder of Jerry Walker, Jr.
(4)	Marion Wright is an Independent Director on the Champion Investments Board of Directors.

Part IV.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Steven Morgan is the Chairman and Chief Executive Officer of Champion Investments, Inc. Mr. Morgan is also the Managing Director of AmeriFinancial, which holds 42.2 million common stock shares of Champion Investments, Inc.

Dr. Kerri Parson is Vice President, Investor Relations of Champion Investments, Inc. Dr. Parsons is also the Vice President, Senior Associate of AmeriFinancial, which holds 42.2 million common stock shares of Champion Investments, Inc. Kerri Parsons holds 335,000 shares of common stock in Champion Investments, Inc., which is less than 1% of the shares outstanding.

On December 30, 2013 Marion P. Wright was added as an Independent Director on the Board of Directors of Champion Investments, Inc. Mr. Wright holds 2.5 million shares of common stock in Champion Investments, Inc., which represents less than 4% of the shares outstanding.

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